

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 August 2003



03029604

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 August 2003 - ASX Announcement and Media Release – Confirmation of Issue of Bonus Options & Top 20

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116


ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 August 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

CONFIRMATION OF ISSUE OF BONUS OPTIONS AND TOP 20

The company confirms the allotment of 15,843,259 options (expiring 31 July 2005) was completed on 8 August 2003 under the terms of the bonus issue to shareholders announced on 24 June 2003. Holding statements have been mailed to allottees.

Following the allotment of bonus options the total number of 31 July 2005 options on issue is 35,843,259.

Details of the Top 20 July 2005 Option holders including the above allotment are attached.

For further information please contact:

Michael Evans
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

First Australian Resources Limited Top Spread Report: 31 July 2005 Options

SPREAD OF HOLDINGS		NUMBER OF HOLDERS	NUMBER OF UNITS	% OF TOTAL ISSUED CAPITAL
1 -	1,000	1,128	442,490	1.234 %
1,001 -	5,000	678	1,873,258	5.226 %
5,001 -	10,000	206	1,646,071	4.592 %
10,001 -	100,000	265	9,999,604	27.898 %
100,001 -	99999999999	76	21,881,836	61.048 %
	TOTAL	**2,353**	**35,843,259**	**100 %**

CURRENT STATUS

OPTIONHOLDER		NUMBER OF UNITS	% OF TOTAL ISSUED CAPITAL
1.	Berne No 132 Nominees Pty Ltd	1,300,000	3.626 %
2.	Mr. Michael Cassidy & Mrs Julie Elizabeth Cassidy	1,206,000	3.364 %
3.	Mrs Myong Sun Campbell	1,105,800	3.085 %
4.	Bruce Birnie Pty Ltd	873,956	2.438 %
5.	Commodity Traders (NZ) Ltd	857,409	2.392 %
6.	Beira Pty Limited	768,900	2.145 %
7.	Lawrence Motors Pty Ltd	656,000	1.830 %
8.	Intersuisse (Nominees) Pty Ltd	646,000	1.802 %
9.	Yelrif Investments Pty Limited	594,035	1.657 %
10.	Gregorach Pty Ltd	517,163	1.442 %
11.	Hoi Constructions Pty Ltd	490,000	1.367 %
12.	Comsec Nominees Pty Limited	485,000	1.353 %
13.	Stadjoy Pty Ltd	465,000	1.297 %
14.	Sino Link Enterprises Ltd	425,000	1.185 %
15.	Mr. Herman George Hamburger	420,775	1.173 %
16.	St. Mellions Inc.	405,000	1.129 %
17.	Mr. Graeme Nicholas, Mr. Douglas Nicholas	400,000	1.115 %
18.	Mr. Raymond William Pruser	399,056	1.113 %
19.	Catholic Church Insurances Limited	374,350	1.044 %
20.	Mr. William Henry Hernstadt	370,000	1.032 %
	TOTAL	**12,759,444**	**35.589 %**